UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 8, 2021

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):}

Contacts in Buenos Aires, Argentina:

Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs Announces Results for the

Third Quarter ended on September 30, 2021(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 2.9 Bcf/d. We are one of the main natural gas processors. In addition, our infrastructure investments in Vaca Muerta formation is a milestone with the aim of becoming one of the main Midstreamers at Vaca Muerta.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family) and PCT L.L.C. hold the remaining 50%.

For further information, see our website www.tgs.com.ar

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of September 30, 2021

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, November 8, 2021

During the 3Q2021, total comprehensive income amounted to Ps. 4,415 million, or Ps. 5.86 per share (Ps. 29.32 per ADS), compared to total comprehensive income of Ps. 593 million, or Ps. 0.78 per share (Ps. 3.91 per ADS) for the third quarter ended on September 30, 2020 (3Q2020).

Operating profit for 3Q2021 amounted to Ps. 5,147 million, a decrease of Ps. 3,127 million compared to 3Q2020. This variation was mainly due to:

➢Lower revenues from the Natural Gas Transportation segment of Ps. 2,439 million due to lack of tariffs adjustment since April 2019;

➢Operating costs and administrative and commercialization expenses, excluding depreciation, increased by Ps. 1,435 million compared to 3Q2020, which were

➢partially offset by higher revenues from the Other Services and Production and Commercialization of Natural Gas Liquids (Liquids) segments amounting Ps. 583 million and Ps. 231 million, respectively,

Financial results recorded a positive variation of Ps. 7,001 million.

(1)The financial information presented in this press release is based on consolidated interim financial statements presented in constant Argentine pesos as of September 30, 2021 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

3Q2021 highlights

➢In September we completed the expansion of the Tratayén plant, which will allow us to increase the natural gas gathering capacity in the Vaca Muerta area, and thus, increase capacity for our midstream services. This investment of approximately US$16 million. Oscar Sardi our Chief Executive Officer said: "In spite of the many difficulties presented by the pandemic, we continued working to develop energy solutions in our country. This expansion further consolidates our position as a leading company in the provision of midstream services in Neuquén, and reinforces our decision to assist our clients with creative solutions throughout all the links of the natural gas value chain".

➢During September 2021, we repurchased our own notes for a nominal value of US$ 1,500,000.

COVID-19 and the measures adopted

Within the sanitary emergency established by the Presidential Decree No. 167/2021, and which expires until December 31, 2021, in 3Q2021, the Presidential Decree No. 494/2021 was implemented (in force until October 1, 2021), and established the "epidemiological traffic light" to allow provincial authorities to define the pertinent restrictions to preserve the sanitary situation at their provinces.

These measures resulted in the need to readapt our operations once again in order to continue providing our services and executing the essential works at the facilities.

Currently, the Presidential Decree No. 678/2021 is in force from October 1, 2021 to December 31,2021. This decree introduces relaxations of some prevention measures previously taken. The mandatory use of face masks in open spaces was abolished and social gatherings, economic, industrial, commercial, service, religious, cultural and sports activities are authorized without restrictions (in the latter case with a 50% capacity for events gathering over 1,000 people).

Considering our current financial position and measures taken previously, we estimate that we will have sufficient resources to meet current working capital needs, finance capital expenditures and pay off short-term financial debt obligations without incurring in any additional debt.

Despite the aforementioned measures, the extent and duration of these developments remains uncertain and could impact the operating results, cash flow and financial condition; however, it will depend on the severity of the health emergency and the success measures adopted by the government thus far as well as any future ones.

Analysis of the results

Total revenues added to Ps. 17,963 million in 3Q2021, a Ps. 1,625 million decrease compared to Ps. 19,588 million in 3Q2020.

Transportadora de Gas del Sur S.A. 3

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 3Q2021 and 3Q2020 is shown below:

Operating costs and administrative and selling expenses, excluding depreciation, increased by approximately Ps. 1,435 million in 3Q2021 compared to 3Q2020. This variation is mainly explained by higher: (i) natural gas processing costs (higher prices denominated in US dollars, partially offset by the inflation restatement effect in accordance with IAS 29 - "Financial Reporting in Hyperinflationary Economies" ("IAS 29")), (ii) operating costs, and (iii) taxes, fees and contributions (due to higher export taxes, which were partially offset by a lower turnover tax).

Financial results are presented in gross terms considering the effects of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 3Q2021, financial results recorded a positive variation of Ps. 7,001 million compared to 3Q2020. This variation is mainly due to the gain recorded in 3Q2021 related to the change in the fair value of financial assets, in comparison with the loss recorded in 3Q2020 and the lower negative exchange difference (as a consequence of the lower net liability position in foreign currency during 3Q2021 and the lower devaluation of the Argentine peso against the US dollar). These effects were partially offset by the lower gain on monetary position results, due to the effect of the lower net monetary liability position, and the loss recorded from the repurchase of notes.

Transportadora de Gas del Sur S.A. 4

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

Analysis of operating profit by business segment

Operating Profit 3Q2021 vs 3Q2020
Million of Arg. Pesos
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Natural Gas Transportation
Liquids
Other Services and telecommunications
3Q2021
3Q2020

Natural Gas Transportation

Operating profit before depreciation of the Natural Gas Transportation segment decreased by Ps. 2,588 million.

Natural gas transportation revenues accounted for approximately 29% and 39% of total revenues in 3Q2021 and 3Q2020, respectively.

Revenues from this segment derive mainly from firm natural gas transportation contracts, which represented approximately 81% and 83%, respectively, of the total revenues of this segment in 3Q2021 and 3Q2020.

Transportadora de Gas del Sur S.A. 5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

Natural Gas Transportation Operational information

3.00
2.90
2.80
2.70
2.60
2.50
2.40
Bcf/day
84%
83%
82%
81%
80%
79%
78%
77%
76%
75%
74%
73%

	3Q2017	3Q2018	3Q2019	3Q2020	3Q2021
% revenues Firm natural gas transportation contracts	77%	83%	81%	83%	81%
Average firm contracted capacity	2.79	2.90	2.92	2.92	2.92
Average Daily Deliveries	2.66	2.87	2.64	2.59	2.85

This business segment, subject to ENARGAS regulation, received its last tariff adjustement on April 1st, 2019, following Resolution No. 192/2019.

The decrease in operating profit was mainly related to lower revenues given the lack of a tariff adjustment to compensate for the negative variation associated with the inflation restatement effect under IAS 29.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 59% and 53% of total revenues in 3Q2021 and 3Q2020, respectively. During 3Q2021, production reached 287,647 short tons (38,322 short tons below 3Q2020).

Operating profit before depreciation in this business segment in 3Q2021 was Ps. 912 million below 3Q2020, reaching Ps. 3,134 million (compared to Ps. 4,046 million recorded in 3Q2020). This variation stems from higher natural gas processing costs of Ps. 786 million (mainly due to the effect of the higher U.S. dollar-denominated price), and higher export withholding tax charge of Ps. 173 million.

Transportadora de Gas del Sur S.A. 6

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

Liquids revenues were Ps. 10,585 million in 3Q2021, Ps. 231 million higher than 3Q2020. This was mainly due to higher international reference prices for natural gasoline and LPG amounting to Ps. 2,769 million, combined with the increase in the nominal variation of the exchange rate in U.S. dollar-denominated revenues of Ps. 1,800 million, and the increase in ethane price of Ps. 1,139 million.

These effects were partially offset by the impact of the IAS 29 restatement of Ps. 3,657 million,

and the lower volumes dispatched amounting to Ps. 2,158 million.

Total volumes dispatched recorded a decrease of 25%, or 88,339 short tons, compared to 3Q2020, mainly due to lower quantities of LPG exported (as a consequence of the significant volume shipped in 3Q2021 due to the higher availability of natural gas for processing) and the lower short tons of ethane shipped to PBB Polisur S.R.L. as a consequence of the client's inability to take the product.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Other Services and Telecommunications

This business segment mainly includes services such as midstream and telecommunications, representing approximately 12% and 8% of our total revenues in 3Q2021 and 3Q2020, respectively.

Operating profit before depreciation increased by Ps. 404 million (or 37%) mainly as a result of a Ps. 583 million increase in revenues in 3Q2021, which was partially offset by an increase in operating costs of Ps. 183 million.

The increase in revenues was mainly due to: (i) higher natural gas transportation and conditioning services at Vaca Muerta area amounting to Ps. 555 million, (ii) the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 259 million, and (iii) more natural gas compression services of Ps. 143 million. These effects were partially offset by the impact of IAS 29 restatement of Ps. 581 million.

Transportadora de Gas del Sur S.A. 7

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

Financial position analysis

Net debt

As of September 30, 2021, our net debt amounted to Ps. 17,917 million compared to Ps. 31,936 million as of December 31, 2020 (in both cases, net of the repurchased notes). Our total net financial debt is denominated in US dollars for both dates and is shown in Argentine pesos in the table below.

The table below shows a reconciliation of our net debt:

Liquidity and capital resources

The net variation in cash and cash equivalents for 3Q2021 and 3Q2020 was as follows:

Below is a reconciliation of the free cash flows for the 3Q2021 and 3Q2020:

Transportadora de Gas del Sur S.A. 8

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

During 3Q2021, cash flow generated by the operating activities amounted to Ps. 4,380 million, Ps. 8,100 million below 3Q2020, mainly due to a working capital increase and higher income tax payment.

Cash flow used in investing activities amounted to Ps. 4,253 million in 3Q2021, compared to Ps. 19,010 million in 3Q2020, mainly due to lower acquisition of financial assets not considered cash equivalents made during 3Q2021. In addition, payments for PPE acquisition increased by Ps. 50 million.

Finally, cash flow used for financing activities decreased by Ps. 248 million. During 3Q2020, Ps. 527 million in treasury shares were repurchased (no repurchases were made in 3Q2021). Similarly, Ps. 279 million of notes were repurchased in 3Q2021 and none in the same 2020 period.

3Q2021 earnings videoconference

We invite you to participate in the videoconference to discuss this 3Q2021 announcement on Tuesday November 9, 2021 at 09:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

In order for those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_4E2y9aomRbyVdtxdUCorCA.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A. 9

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
9M2021					
Revenues	17,163	34,688	5,569	305	57,724
Operating profit before depreciation	9,921	15,012	3,846	57	28,834
Depreciation	(4,780)	(415)	(1,284)	-	(6,478)
Operating profit	5,141	14,597	2,562	57	22,356
9M2020					
Revenues	25,107	28,351	4,355	441	58,254
Operating profit before depreciation	17,411	10,369	2,811	106	30,695
Depreciation	(4,588)	(389)	(1,247)	-	(6,224)
Operating profit	12,823	9,980	1,564	106	24,472

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
3Q2021					
Revenues	5,140	10,585	2,143	95	17,963
Operating profit before depreciation	2,672	3,134	1,519	2	7,327
Depreciation	(1,609)	(138)	(433)	-	(2,180)
Operating (loss) / profit	1,063	2,997	1,085	2	5,147
3Q2020					
Revenues	7,579	10,354	1,541	114	19,588
Operating profit before depreciation	5,260	4,046	1,090	27	10,423
Depreciation	(1,597)	(131)	(420)	-	(2,148)
Operating profit	3,664	3,915	670	27	8,275

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
9M2021					
Revenues	14,943	30,648	4,982	261	50,834
Operating profit before depreciation	8,550	13,276	3,413	39	25,278
Depreciation	(814)	(89)	(394)	-	(1,297)
Operating profit	7,736	13,187	3,019	39	23,981
9M2020					
Revenues	14,935	17,081	2,604	290	34,910
Operating profit before depreciation	10,549	6,446	1,681	90	18,766
Depreciation	(529)	(70)	(364)	-	(963)
Operating profit	10,020	6,376	1,317	90	17,803

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
3Q2021					
Revenues	5,052	10,540	2,136	91	17,819
Operating profit before depreciation	2,460	3,409	1,509	-	7,378
Depreciation	(292)	(31)	(135)	-	(458)
Operating profit	2,168	3,378	1,374	-	6,920
3Q2020					
Revenues	4,820	6,653	960	103	12,536
Operating profit before depreciation	3,523	2,540	670	50	6,783
Depreciation	(200)	(24)	(125)	-	(349)
Operating profit	3,323	2,516	545	50	6,434

Transportadora de Gas del Sur S.A. 11

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 12

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q 2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the 9M2021 and 9M2020

(In millions of Argentine pesos)

	9M2021	9M2020
Cash flows provided by operating activities		
Total comprehensive income for the period	12,863	9,358
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	6,478	6,224
Derivate financial instruments results	-	(431)
Disposal of property, plant and equipment	46	30
Increase in allowances and provisions	325	315
Share of loss from associates	(11)	(25)
Interest expense accrual	3,005	3,297
Interest income on other financial assets other than cash and cash equivalents	1,160	4,631
Income tax	8,747	4,903
Doubtful accounts	(60)	280
Foreign exchange loss	5,552	11,909
Acquisition of Notes	267	(547)
Gain on monetary position	(8,243)	(6,641)
Changes in assets and liabilities:		
Trade receivables	(3,050)	348
Other receivables	(3,516)	(464)
Inventories	(781)	(47)
Trade payables	1,520	(114)
Payroll and social security taxes payable	30	66
Taxes payable	208	(67)
Contract assets	(22)	158
Other payables	11	45
Provisions	(4)	(1)
Interest paid	(1,805)	(1,882)
Income tax paid	(3,246)	(969)
Contract liabilities	(316)	311
Derivative financial instruments collections	-	906
Cash flows provided by operating activities	**19,158**	**31,594**
Cash flows used in investing activities		
Additions to property, plant and equipment	(5,725)	(8,928)
Financial assets not considered cash equivalents	(16,018)	(22,108)
Cash flows used in investing activities	**(21,743)**	**(31,036)**
Cash flows used in financing activities		
Payment of loans	-	(1,855)
Cost of adquisition of treasury shares	-	(3,411)
Cost of adquisition of notes	(633)	(1,369)
Cash flows used in financing activities	**(633)**	**(6,635)**
Net variation in cash and cash equivalents	**(3,218)**	**(6,077)**
Cash and cash equivalents at the beginning of the year	6,373	18,208
Foreign exchange gain on cash and cash equivalents	293	207
Monetary result effect on cash and cash equivalents	(1,442)	(2,484)
Cash and cash equivalents at the end of the period	**2,007**	**9,854**

Transportadora de Gas del Sur S.A. 13

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice president

Date: November 8, 2021